March 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson

     Document Control – EDGAR

RE:	Columbia Funds Series Trust II

Columbia Capital Allocation Aggressive Portfolio

Columbia Capital Allocation Conservative Portfolio

Columbia Capital Allocation Moderate Portfolio

Post-Effective Amendment No. 85

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 85 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced funds.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund, and Fund Management: Portfolio Managers sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Katina A. Walker at 612-671-6990.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer Senior Vice President and Chief Legal Officer Columbia Funds Series Trust II